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05039698

SECUR[illegible] [illegible]SION
Washington, D.C. 20549

CORRECTED

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- ~~000-29337~~ 46310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 N. FEDERAL HWY, STE 310
(No. and Street)

BOCA RATON FLORIDA 33432
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 5 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Jacobs - 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE P.A.
(Name – *if individual, state last, first, middle name*)

1201 S. ORLANDO AVE, STE 400, WINTER PARK FL 32789-7192
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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3/31/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN C. JACOBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT BROKERAGE SERVICES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. OCONNOR
Notary Public - State of Florida
Commission No. DD062017
My Comm. Expires Oct. 13,2005

Notary Public

Signature

Executive Vice President and Chief Financial Officer

Title

Steven C. Jacobs, personally known to me, 3/24/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Summit Brokerage Services, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income/(loss), changes in stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2005

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2005

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income and loss, changes in stockholder's equity, and cash flows for the years ended December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2005

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2004

ASSETS	
Cash and cash equivalents	$ 2,858,086
Deposit held at clearing broker	76,160
Commissions receivable	278,989
Other receivables	163,648
Securities owned, at fair value	3,060
Prepaid expenses	270,205
Property and equipment, net	54,934
Goodwill and customer list, net	1,220,344
Total assets	$ 4,925,426
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 795,541
Accrued commissions expense	924,232
Other liabilities	93,925
Note payable, net	846,749
Total liabilities	2,660,447
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 issued and outstanding	-
Additional paid-in capital	8,906,390
Unearned stock-based compensation	(491,420)
Accumulated deficit	(6,149,991)
Total stockholder's equity	2,264,979
Total liabilities and stockholder's equity	$ 4,925,426

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Loss

For The Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commissions	$ 17,013,971	$ 12,404,652
Interest and dividends	594,154	502,924
Other	306,899	168,786
	17,915,024	13,076,362
Expenses		
Commissions and clearing costs	13,485,107	9,366,875
Employee compensation and benefits	2,391,989	2,396,333
Occupancy and equipment	474,754	492,099
Communications	374,184	352,983
Professional expenses	440,729	664,405
Depreciation and amortization	197,270	220,274
(Gain) / Loss on disposition of assets	(1,071)	94,632
Other operating expenses	374,544	733,171
	17,737,506	14,320,772
Net income (loss) before income taxes	177,518	(1,244,410)
Provision for income taxes	-	-
Net income (loss)	$ 177,518	$ (1,244,410)
Basic income (loss) per common share	n/a	$ (0.05)
Diluted income (loss) per common share	n/a	$ (0.05)
Weighted average common shares outstanding		
Basic	n/a	26,539,351
Diluted	n/a	26,539,351

n/a: Not applicable due to reorganization of the Company – See Note 1.

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity

For The Years Ended December 31, 2004 and 2003

	Preferred Stock		Common Stock						
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compen-sation	Treasury Stock	Accumulated Deficit	Total Stock-holders' Equity
Balances, December 31, 2002	**125,000**	**$ 13**	**20,192,148**	**$ 2,020**	**$ 6,336,751**	**$ (237,123)**	**$ (3,718)**	**$ (4,327,099)**	**$ 1,770,844**
Preferred stock dividend	-	-	-	-	-	-	-	(10,000)	(10,000)
Net purchases of treasury stock	-	-	(34,150)	-	-	-	(18,028)	-	(18,028)
Issuance of common stock	-	-	7,920,000	792	1,762,715	-	-	-	1,763,507
Issuance of common stock for services – non-employees	-	-	50,709	5	29,011	-	-	-	29,016
Options issued for services – non-employees	-	-	-	-	122,769	(122,769)	-	-	-
Options issued for services – employees	-	-	-	-	653,412	(587,091)	-	-	66,321
Amortization of unearned stock compensation	-	-	-	-	-	269,708	-	-	269,708
Net income/(loss)	-	-	-	-	-	-	-	(1,244,410)	(1,244,410)
Balances, December 31, 2003	**125,000**	**$ 13**	**28,128,707**	**$ 2,817**	**$ 8,904,658**	**$ (677,275)**	**$ (21,746)**	**$ (5,581,509)**	**$ 2,626,958**
2004 Pre-Reorganization activity									
Preferred stock dividends	-	-	-	-	-	-	-	(2,000)	(2,000)
Disposition of treasury shares	-	-	-	-	-	-	10,862	-	10,862
Amortization of unearned stock compensation	-	-	-	-	-	40,808	-	-	40,808
Balances prior to Reorganization	**125,000**	**$ 13**	**28,128,707**	**$ 2,817**	**$ 8,904,658**	**$ (636,467)**	**$ (10,884)**	**$ (5,583,509)**	**$ 2,676,628**
Reorganization of corporate structure	(125,000)	$ (13)	(28,128,706)	$ (2,817)	(8,054)		10,884	-	-
Amortization of unearned stock compensation	-	-	-	-		141,905	-	-	141,905
Issuance of common stock for services – non-employees	-	-	-	-	7,518	-	-	-	7,518
Issuance of common stock for services – employees					5,410		-	-	5,410
Net effect of cancellation of unearned options	-	-	-	-	(3,142)	3,142	-	-	-
Dividends to parent	-	-	-	-	-	-	-	(725,000)	(725,000)
Dividends paid on parent's behalf	-	-	-	-	-	-	-	(19,000)	(19,000)
Net income/(loss)	-	-	-	-	-	-	-	177,518	177,518
Balances, December 31, 2004	-	$ -	1	$ -	$ 8,906,390	$ (491,420)	$ -	$ (6,149,991)	$ 2,264,979

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income/(loss)	$ 177,518	$ (1,244,410)
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for doubtful accounts and advance receivables	-	29,333
Depreciation	16,190	29,951
Stock-based compensation and consulting	195,639	343,724
Loss on disposition of assets	(1,071)	94,632
Amortization of customer list and imputed interest	237,064	267,181
Changes in:		
Deposit held at clearing broker	(143)	(50,972)
Deposit held at clearing broker – related party	-	45,459
Commission receivable	101,423	(33,492)
Other receivables	(63,835)	(19,035)
Prepaid expenses	(187,067)	(5,495)
Securities Owned	(225)	-
Other Liabilities	93,925	-
Due from related party, net	-	(40,200)
Accounts payable and accrued expenses	63,284	513,741
Accrued commissions expense	272,729	340,863
Net cash provided by operating activities	905,431	271,280
Cash flows from investing activities		
Purchase of property and equipment	(9,067)	(66,922)
Proceeds from disposition of assets	3,442	-
Net cash used in investing activities	(5,625)	(66,922)
Cash flows from financing activities		
Dividends paid – preferred stock	(21,000)	(10,000)
Purchase of treasury stock	-	(18,028)
Issuance of common stock	-	1,960,000
Common stock offering costs	-	(175,172)
Dividends to parent	(725,000)	-
Payments on debt obligation	(406,837)	(457,715)
Net cash provided by (used in) financing activities	(1,152,837)	1,299,085
Net increase in cash and cash equivalents	(253,031)	1,503,443
Cash and cash equivalents at beginning of year	3,111,117	1,607,674
Cash and cash equivalents at end of year	$ 2,858,086	$ 3,111,117

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") is a National Association of Securities Dealers ("NASD") member broker-dealer offering financial services to clients across the country through its network of approximately 70 independent branch offices as well as its one company-owned office.

CORPORATE REORGANIZATION - On February 26, 2004, the Company's shareholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business), and Summit Holding Group, Inc. Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with certain clearing brokers. These clearing brokers require deposits of all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2004 are fully collectible; accordingly, no allowance has been recorded.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statements of Income and Loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

COMMISSIONS REVENUE AND EXPENSES - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its registered representatives. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income.

STOCK OPTIONS – The Company accounts for all option issuances in accordance with either APB No.25 (for those options issued to employees) or Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (for those options issued to non-employees). Although the Company has not issued any options subsequent to the Reorganization, SFSG has issued options to both employees and non-employees associated with SBS. Any expense that SFSG is required to recognize under either APB No. 25 or FAS No. 123 as a result of its issuing options to persons associated with SBS is recorded by SBS pursuant to FIN 44. Where a charge is related to options issued to employees, the expense is included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statements of Income and Loss. Where a charge is related to options issued to non-employees, the expense is included within the same statements under the caption entitled Professional Expenses. See Note 7 – Stock Options and Warrants.

The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If options are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of grant, the difference between the fair market value and the exercise price is charged to either stock-based compensation expense (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Any amounts charged to unearned stock compensation are amortized ratably over the period(s) in which the options are earned, which in general is the vesting period. Stock-based compensation expense and amortization of unearned stock compensation related to employees are included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statements of Income and Loss.

The Company accounts for stock options issued to non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires that options granted for services are to be recorded at fair market value at the date of grant, regardless of the exercise price of the options. The Company determines fair market value by using the Black-Scholes option pricing model. The fair market value is then charged to stock-based compensation (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Any amounts charged to unearned stock compensation are amortized ratably over the period(s) in which the options are earned, which in general is the vesting period. Stock-based compensation and any amortization of unearned stock compensation related to non-employees are included within the caption entitled Professional Expenses in the accompanying Consolidated Statements of Income and Loss. To the extent many of the Company's registered representatives are independent, they are therefore considered non-employees for purposes of accounting for stock option activity.

FAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," require the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FAS 123. To provide the required pro forma information for 2003 (the period prior to the Reorganization), the Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Statement of Financial Accounting Standards No. 148 also provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current-year presentation. These reclassifications had no impact on the reported net loss from 2003.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

Computer systems and software	$ 72,306
Equipment and furniture	6,000
Other	591
Total	78,897
Less: accumulated depreciation	(23,963)
Total property and equipment, net	$ 54,934

Depreciation expense was $16,190 and $29,951 for the years ended December 31, 2004 and 2003, respectively.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2004:

Accounts payable	$ 465,397
Accrued expenses and other accrued liabilities	243,117
Accrued wages and other	87,027
	$ 795,541

NOTE 4 - ACQUISITION

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the "Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 30 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of a registered representative agreement with each of the registered representatives. Substantially all of the registered representatives had signed agreements with the Company. The purchase price approximated the unamortized outstanding balance of sign-on bonuses paid by Wachovia to the registered representatives, which bonuses are subject to reimbursement by the representatives in an amount equal to the unamortized outstanding balance if the representative leaves before the designated date. The purchase price is being paid by SBS in equal monthly payments over the four-year period commencing January 2003. The continuous employment of all of the representatives is not guaranteed; however, for certain

representatives who do not maintain employment with the Company through the period ending January 2, 2005, a pro-rata adjustment to the purchase price for the remaining non-employed period will be made.

In general, upon a registered representative leaving the Company prior to January 2, 2005, Wachovia, not the Company, retains the right to reclaim the unamortized portion of the original bonuses paid to the representatives. Management believes that the acquisition has expanded its market presence and overall customer base. In accordance with Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," the results of operations of the Branch have been included in the Company's financial statements from the date of acquisition. Based upon management's estimates, the purchase price, including transaction costs, has been allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. Customer list is being amortized over its estimated beneficial life of six years. Amortization of customer list for the years ended December 31, 2004 and 2003 was approximately $183,000 and $190,000, respectively. Imputed interest is presented as a discount on the note payable and is being amortized over the life of the loan, at 5.25%, using the effective-interest method. Amortization of imputed interest for the years ended December 31, 2004 and 2003 was $54,000 and $77,000, respectively. As of the date of the acquisition, there were no contingent considerations that needed to be recorded in accordance with SFAS No. 141. The Company anticipates this goodwill to be fully deductible for tax purposes over fifteen years.

In accordance with FAS No. 142, "Goodwill and Other Intangible Assets," the customer list and goodwill are reviewed for impairment, with the Company recording such adjustments, if any, that are deemed appropriate.

NOTE 5 - COMMON STOCK

In July 2000, the Company established the 2000 Incentive Compensation Plan (the "Plan"). The terms of the Plan provide for grants of stock options (incentive and non-statutory), stock appreciation rights and restricted stock to employees and consultants of the Company capable of contributing to the Company's performance.

On October 14, 2002, the Company approved the Common Stock Private Offering (the "Offering"), which consisted of a private placement of up to 20,000,000 shares of its common stock to accredited investors at a purchase price of $0.25 per share. During the year ended December 31, 2003, the Company issued 3,840,000 shares of common stock related to the Offering for $960,000. The Company also authorized the issuance of up to 2,000,000 common stock purchase warrants to selling broker-dealers in the Offering. These warrants have an exercise price per share equal to $0.30 and vest immediately upon issuance. During the year ended December 31, 2003, the Company also issued 548,000 warrants which were fair valued in accordance with FAS123 at approximately $329,000. The entire $329,000 is considered offering costs and was charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other offering costs of $81,651 were charged against paid-in capital in 2003. The Company closed the Offering on March 18, 2003. In connection with the Offering, the Company issued a total of 12,040,000 shares of common stock and 1,078,000 common stock purchase warrants.

On April 11, 2003, the Company consummated, in a separate transaction, the sale of 4,000,000 shares of its common stock for gross proceeds of $1,000,000. As part of the agreement, the Company's principal shareholder, chairman and chief executive officer (the "Principal Shareholder") entered into a Co-Sale and Voting Agreement ("Agreement") which contains certain provisions, among other corporate matters, under which he: (i) grants to the purchaser certain "tag-a-long" rights upon a sale of common stock by the Principal Shareholder, and (ii) agreed to vote his shares in favor of a nominee director designated by the purchaser. "Tag-a-Long" rights, as defined within the Agreement, allow the purchaser, in its discretion, to participate in any sale, transfer or other disposition of any shares of common stock by the principal

NOTE 5 - COMMON STOCK (*Continued*)

shareholder, his family members or entities they control, on the same terms and conditions as their sale. The number of shares the purchaser would be able to include in the sale is subject to a formula set forth in the Agreement. The Agreement terminates when the purchaser no longer owns 2,000,000 of the 4,000,000 shares purchased in April 2003 (as adjusted for stock split, dividends, recapitalizations and similar events). The Agreement may also be terminated upon the closing of a public offering of the Company's securities resulting in net proceeds to the Company of $20,000,000 at a per share price of at least $2.50 (as adjusted for stock splits, dividends, recapitalizations and the like).

In connection with the April 11, 2003 sale of common stock, the Company issued as a finders fee (i) 80,000 shares of common stock and (ii) a warrant entitling the holder to purchase 400,000 shares of common stock at a exercise price of $0.30. The common stock and warrants are considered offering costs and were charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other offering costs incurred related to the issuance of these shares amounted to $114,842 and were charged against paid-in capital.

On October 29, 2003, 50,709 shares of common stock were issued to outside consultants for services performed for the Company. The Company recorded $29,016 of stock-based compensation expense in Professional Expenses in the Consolidated Statements of Income and Loss. The $29,016 represents the fair market value of the stock at the date of issuance.

As a result of the Reorganization, SFSG cancelled during 2004 all of the shares of common stock in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

Subsequent to the Reorganization, the Parent issued a total of 39,219 shares of stock for services provided to SBS, of which 18,810 shares were issued to a provider of professional services, with the balance, or 20,409 shares, being issued to one current and one former employee. In connection with such issuances, the Company recorded a capital contribution from the Parent equal to the amount of the expense required to be recognized by the Parent related to such issuances, with a corresponding charge to earnings. The charge to earnings for those shares issued for professional services has been recorded as an expense ($7,518) under the caption entitled Professional Expenses in the accompanying Statements of Income and Loss, while the charge to earnings related to those shares issued to employees has been recorded as an expense ($5,410) under the caption entitled Employee Compensation and Benefits.

NOTE 6 - PREFERRED STOCK

On March 27, 2002, the Company amended its Articles of Incorporation to reduce the preferred stock, par value $0.0001 per share, from 5,000,000 authorized shares to 150,000. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative convertible preferred stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. The estimated number of shares that would have been issued if the convertible preferred stock were converted as of December 31, 2004 was 143,750.

All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from

NOTE 6 – PREFERRED STOCK (*Continued*)

the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date.

In connection with the Reorganization, all shares of preferred stock in the Company were exchanged for equivalent shares of preferred stock in the Parent, with any common shares previously issuable upon conversion of the preferred stock being converted into shares of the Parent. During the year ended December 31, 2004, $2,000 in cash dividends were paid prior to the Reorganization. Subsequent to the Reorganization, the Company paid $19,000 in dividends on behalf of the Parent.

NOTE 7 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS) in accordance with either APB No.25 (for those options issued to employees) or Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (for those options issued to non-employees). In connection therewith, the Company either records an expense in the current period equal to the intrinsic value of the options issued, or amortizes the intrinsic value of the issued option over its vesting period. Subsequent to the Reorganization, however, the Company has not issued any options. Rather, all options required to be issued to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize under either APB No. 25 or FAS No. 123 related to these issuances is recorded by the Company pursuant to FIN 44. Where the charge is related to options issued to employees, the expense is included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statements of Income and Loss. Where the charge is related to options issued to non-employees, the expense is included within the same statements under the caption entitled Professional Expenses.

In connection with the Reorganization, all of the outstanding options and warrants to acquire shares in SBS were cancelled, with the option holders being issued options and warrants to acquire equivalent shares in SFSG.

During 2004, the Company (and SFSG, subsequent to the Reorganization) issued, in the aggregate, 394,055 options to non-employees with a fair market value of approximately $89,000. As a result of these issuances, as well as issuances prior to 2004, the Company recognized a net expense equal to $78,037 (versus $119,992 for 2003). During 2004 and 2003, the Company and SFSG issued 1,349,325 and 3,037,709 options to employees which were recorded at their intrinsic value of $-0- and $615,724, respectively. For the years ended December 31, 2004 and 2003, the Company recognized a net expense equal $104,676 and $194,716, respectively.

Certain non-employees and employees discontinued providing services or employment with the Company for which unearned compensation was being expensed. The Company's (and SFSG's) policy states that upon disengagement with the Company, all vested options must be exercised within 90 days or the options become forfeited. If the options are forfeited for which expense has been previously recorded, the Company recaptures the expense in the current period. For the year ended December 31, 2004, options covering 19,558 shares were forfeited and $2,242 of amortization expense was recaptured for non-employees. For the year ended December 31, 2004, options covering 242,131 shares were forfeited and $20,725 of amortization expense was recaptured for employees.

NOTE 7 – STOCK OPTIONS AND WARRANTS *(Continued)*

Stock option activity during 2004 and 2003 was as follows (including those options issued by SFSG subsequent to the Reorganization related to employees and non-employees of SBS):

	Number of Options	Weighted average Exercise Price
Outstanding at December 31, 2002	9,872,159	$ 0.56
Granted	3,452,152	$ 0.55
Forfeited	(1,971,192)	$ 1.16
Outstanding at December 31, 2003	11,353,119	$ 0.45
Granted	1,743,379	$ 0.40
Forfeited	(903,842)	$ 1.20
Outstanding at December 31, 2004	12,192,656	$ 0.39
Shares exercisable at December 31, 2004	7,435,855	$ 0.32

For purposes of valuing options in accordance with APB No. 25 as well as FAS 123, the Company (and SFSG subsequent to the Reorganization) use the Black-Scholes option pricing model. For the years ended December 31, 2004 and 2003, the following assumptions have been utilized:

	2004	2003
Expected life (in years)	1.0 – 10.0	1.0 – 10.0
Risk-free interest rate	6.0%	5.0%
Volatility	48%	207%
Dividend yield	0.0%	0.0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:

NOTE 7 – STOCK OPTIONS AND WARRANTS (*Continued*)

	2004	2003
Net income/(loss), as reported	$ 177,518	$ (1,244,410)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(305,421)	(309,333)
	$ (127,903)	$ (1,553,743)
Income/(loss) per share:		
Basic - as reported	n/a	$ (0.05)
Diluted – as reported	n/a	$ (0.05)
Basic – pro-forma	n/a	$ (0.06)
Diluted - pro forma	n/a	$ (0.06)

n/a: Not applicable due to reorganization of the Company – See Note 1.

The effects on pro forma disclosures of applying FAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under an operating lease. The Company occupies approximately 13,000 square feet of office space in three locations within the same building in Boca Raton, Florida, all of which space was previously occupied by Wachovia. On August 8, 2003, the Company entered into a sublease agreement with Wachovia Bank, an affiliated entity of Wachovia, wherein the parties agreed to the following: (1) with respect to approximately 5,500 square feet of space, the Company will lease such space until January 2004 at the rate of $12,542 per month; and (2) the Company will with respect to approximately 7,500 square feet, lease such space until January 2005 at the rate of $19,332 per month.

On June 25, 2003, the Company entered into long-term leases with the owner of the building for those spaces occupying the approximately 5,500 square feet, which leases will take effect upon termination of the sublease agreements. These leases, which will expire on January 31, 2009, provide for base monthly rent in the amount of $9,156, plus the Company's pro-rata share of the common area expenses.

The future minimum rental payments due under these operating leases are as follows:

YEAR ENDED	AMOUNT
2005	$149,000
2006	$132,000
2007	$135,000
2008	$129,000
2009	$ 10,000
Thereafter	$ -0-

NOTE 8 - COMMITMENTS AND CONTINGENCIES (*Continued*)

Total rent expense, including month-to-month leases, for the years ending December 31, 2004 and 2003 was $426,500 and $450,835, respectively.

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount will not be material to the Company's financial position or results of operations.

NOTE 9 - INCOME TAXES

Due to the net operating losses and valuation allowance, there was no provision for either federal or state income taxes for the years ended December 31, 2004 and 2003.

Deferred tax assets and their approximate tax effect totaled $957,000 at December 31, 2004. The significant components of the deferred tax assets were comprised of net operating losses of approximately $716,000, amortization of stock compensation of approximately $153,000, and allowances and other items aggregating approximately $88,000 for the year ended December 31, 2004.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset.

The valuation allowance increased approximately $44,000 for the year ended December 31, 2004.

The Company has net operating loss carryforwards of approximately $3,580,000 for federal and state income tax purposes. These loss carryforwards expire in various years through 2023. The utilization of the Company's net operating loss carryforwards may be severely limited under Sec. 382 of the Internal Revenue Code in the event that a change of ownership has occurred. SBS is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis.

The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31,	
	2004	2003
Tax at statutory rate	34%	34%
Increase (decrease) resulting from:		
Effect of reducing federal corporate tax rate to the lowest tax bracket due to recurring losses incurred by the Company	-19%	-19%
Effect of state income tax	5%	5%
Effect of non-deductibility of amortization of intangibles	-7%	-6%
Effect of other items	-13%	-14%
Effective tax rate	-	-

NOTE 10 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and commissions receivable. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 11 - RELATED-PARTY TRANSACTIONS

During 2004, the Company paid dividends in the amount of $725,000 to SFSG. Additionally, during the same period, SFSG paid approximately $93,000 on behalf of SBS in connection with the satisfaction of certain liabilities, while SBS paid $19,000 on behalf of SFSG in the form of dividends on its preferred stock. There were no related party transactions during 2004. During 2003, the Company paid rent of approximately $44,102 to a related company owned by an individual who was an officer and is a shareholder of the Company. The related company owned one of the buildings the Company leased. The lease was terminated as of August 31, 2003.

NOTE 12 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain at least $250,000 in net capital. The rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $503,000 and the Company's aggregate indebtedness to net capital ratio was 5.9 to 1.

NOTE 13 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Net Capital		
Total consolidated stockholder's equity	$	2,264,979
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		62,869
Other receivables		107,840
Prepaid expenses		270,205
Property and equipment, net		54,933
Other Assets		44,944
Goodwill and customer list, net		1,220,344
Net capital prior to haircuts		503,844
Haircuts		459
Net capital	$	503,384
Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Accrued payable and accrued expenses	$	889,465
Accrued commissions expense		868,425
Due to brokers / dealers		310,329
Note payable (gross)		891,693
Total aggregate indebtedness	$	2,959,912
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	250,000
Excess net capital at 1,500 percent	$	306,057
Excess net capital at 1,000 percent	$	207,393
Ratio: Aggregate indebtedness to net capital		5.88 to 1

Reconciliation with Company's Computation (included in Part II of the Amended Form X-17A-5 as of December 31, 2004):

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I (continued)

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2004

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	513,901
Audit adjustments and reclassifications:		
Decrease in receivables		(72,507)
Increase in investment securities		3,060
Decrease in accounts payable and accrued expenses		59,389
Net change in assets and liabilities		(10,058)
Haircuts on investment securities		(459)
Net audit adjustment		(10,517)
Net capital, as adjusted	$	503,384

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2005